                                                Filed Pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-52810

PROSPECTUS

                                5,858,823 Shares

                                 [CARDIAC LOGO]

                          CARDIAC PATHWAYS CORPORATION

                                  Common Stock

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     These shares may be offered and sold from time to time by certain stockholders of Cardiac Pathways Corporation identified in this prospectus. See "Selling Stockholders."

     The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions and these stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is listed on the Nasdaq National Market under the symbol "CPWY." On April 25, 2001, the last sale price for our common stock was $2.95 per share.

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     YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

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     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                 The date of this prospectus is April 26, 2001.

     No person has been authorized to give any information or to make any representations other than those contained in this prospectus (as it may be amended or supplemented) in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Cardiac Pathways Corporation (referred to in this prospectus as "Cardiac Pathways," or "we"), any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    2
Risk Factors ...............................................    3
Special Note Regarding Forward Looking Statements ..........   13
Use of Proceeds ............................................   13
Selling Stockholders........................................   14
Plan of Distribution .......................................   16
Legal Matters...............................................   16
Experts.....................................................   16
Where You Can Find More Information ........................   17
Information Incorporated by Reference.......................   17

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, especially "Risk Factors" and the financial statements and notes thereto.

                          CARDIAC PATHWAYS CORPORATION

     Cardiac Pathways designs, manufactures and markets advanced mapping, ablation and navigation systems. Our major product platforms consist of the Realtime Position Management (RPM) Tracking System and Chilli closed-loop Cooled Ablation Catheter. These products are used to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart rhythms) by specialized cardiologists (electrophysiologists) performing electrophysiology ablation and diagnostic procedures. Arrhythmias left untreated can cause palpitations, fainting, sudden cardiac arrest or death.

     The RPM Tracking System is the first Food and Drug Administration
(FDA)-cleared integrated advanced mapping system that allows clinicians to visualize and navigate multiple catheter positions and placements in real time and in three dimensions. The RPM Tracking System is designed to provide the electrophysiologist with a safe, accurate and efficient approach to diagnose and treat cardiac arrhythmias. Traditional electrophysiology mapping and ablation procedures can take several hours to complete and require extensive use of X-ray flouroscopy to navigate and accurately position catheters within the heart.

     Some cardiac arrhythmias also require a large area or depth of cardiac tissue to be ablated for successful treatment. Ablating this tissue substrate can result in lengthy procedure times. The Chilli Cooled Ablation Catheter, integrated within the RPM Tracking System, is designed to provide a safe and effective tool for the physician to ablate greater lesion (cardiac tissue destruction) volume and depth than conventional radiofrequency ablation catheters. The integration of the RPM Tracking System and Chilli Cooled Ablation Catheter provides the physician with an optimal system designed to reduce procedure times, increase clinical success and reduce the hazards of X-ray exposure to EP healthcare personnel and patients.

     Other Cardiac Pathways product lines consist of a conventional line of mapping and ablation catheters called Radii/Radii-T as well as Trio/Ensemble diagnostic catheters.

     Cardiac Pathways was incorporated under the laws of the State of California in April 1991 and re-incorporated in Delaware in May 1996. Our principal executive offices are located at 995 Benecia Avenue, Sunnyvale, California, telephone number (408) 737-0505.

                             SUMMARY FINANCIAL DATA
                                 (IN THOUSANDS)

                                                      FOR THE YEAR ENDED    SIX MONTHS ENDED
                                                        JUNE 30, 2000       DECEMBER 31, 2000
                                                      ------------------    -----------------
                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales.........................................       $  6,820              $ 6,284
  Loss from operations..............................        (17,057)              (6,853)
  Net loss..........................................        (16,367)              (6,565)
  Net loss attributable to common stockholders......        (20,627)              (8,070)

                                                                    AS OF
                                                              DECEMBER 31, 2000
                                                              -----------------
                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and short-term investments.............................      $ 29,766
Working capital.............................................        27,798
Total assets................................................        40,217
Long-term obligations.......................................         6,190
Redeemable Convertible Preferred Stock......................        26,828
Accumulated deficit.........................................       102,916
Total stockholders' equity..................................           972

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in our common stock.

WE HAVE A LIMITED HISTORY, A HISTORY OF LOSSES AND AN EXPECTATION OF FUTURE
LOSSES

     Cardiac Pathways was founded in 1991 and to date has engaged primarily in researching, developing, testing and obtaining regulatory clearances for its products. Cardiac Pathways has experienced significant operating losses since inception. As of December 31, 2000, we had an accumulated deficit of $102.9 million. To date, Cardiac Pathways has generated only limited revenues from sales of its products and expects its operating losses to continue through at least the end of fiscal 2002 as it continues to expend funds to conduct its research and development activities, establish commercial-scale manufacturing capabilities and expand its sales and marketing activities. There can be no assurance that any of our products for diagnosis and treatment of ventricular tachycardia and other arrhythmias, particularly the RPM Tracking System or Chilli Cooled Ablation Catheter, will be successfully commercialized or that Cardiac Pathways will achieve significant revenues from either international or domestic sales. In addition, there can be no assurance that Cardiac Pathways will achieve or sustain profitability in the future or meet the expectations of securities industry analysts. Our results of operations may fluctuate significantly from quarter to quarter or year to year and will depend on numerous factors, including actions relating to regulatory matters, progress of clinical trials, the extent to which our products gain market acceptance, the scale-up of manufacturing abilities and the expansion of sales and marketing activities and competition.

THERE IS NO ASSURANCE THAT OUR PRODUCTS WILL PROVE TO BE SAFE AND EFFECTIVE

     There can be no assurance that our current or future products will prove to be safe and effective in clinical trials under applicable United States or international regulatory guidelines or that additional modifications to our products will not be necessary. Furthermore, there can be no assurance that Cardiac Pathways will be successful in perfecting the design of the RPM Tracking System. With respect to the Chilli Cooled Ablation System, because ablation treatment of cardiac arrhythmias is relatively new, the long-term effects of radiofrequency ablation on patients are unknown. As a result, the long-term success of ablation therapy in treating ventricular tachycardia and other tachyarrhythmias will not be known for several years.

THERE IS NO EXISTING MARKET FOR OUR PRODUCTS

     Our future success will depend upon the successful commercialization of the Chilli Cooled Ablation Catheter and RPM Tracking System. These products have only recently received FDA approval and clearance to be commercialized in the United States for the treatment of ventricular tachycardia. Cardiac Pathways has to date demonstrated only limited ability to commercialize these new products. There can be no assurance that these products will gain any significant degree of market acceptance among physicians, patients, and health care payors. Cardiac Pathways believes that physicians' acceptance of procedures using our RPM Tracking System will be essential for market acceptance of such system. Even though the clinical efficacy of the system has been established, electrophysiologists, cardiologists and other physicians may elect not to recommend the use of the RPM Tracking System for any number of reasons.

     There can be no assurance that this system will be successfully commercialized for the approved product set in the United States and Europe. There can be no assurance that we will be able to obtain regulatory approval in any market where the Chilli Cooled Ablation Catheter and RPM Tracking System have not yet received approval. Currently, the Chilli Cooled Ablation Catheter and RPM Tracking System have been submitted for regulatory approval in Japan. Cardiac Pathways believes that, as with any novel medical technology, there will be a significant learning process involved for physicians to become proficient. Broad use of the system will require training of electrophysiologists, and the time required to complete such training could adversely affect market acceptance. Failure of the product to achieve significant market acceptance would have a material adverse effect on our business, financial condition and results of operations. Even if the RPM Tracking System achieves market acceptance, Cardiac Pathways will be required to significantly ramp manufacturing operations to produce sufficient quantities of the product to satisfy customer demand. Any failure to manufacture the RPM Tracking System in quantities sufficient to satisfy demand will materially adversely affect our business, financial condition and results of operations.

WE HAVE LIMITED MARKETING AND DISTRIBUTION EXPERIENCE

     Establishing a marketing and sales capability sufficient to support planned sales growth will require substantial efforts and significant management and financial resources. There can be no assurance that Cardiac Pathways will be able to continue to expand its marketing staff or sales force, that the establishment of such a marketing staff or sales force will be cost-effective or that Cardiac Pathways' sales and marketing efforts will be successful. There can be no assurance that we will be able to maintain or enter into agreements with existing or new distributors, or that such distributors will devote adequate resources to selling our products. Failure to establish appropriate distribution relationships could have a material adverse effect upon our business, financial condition and results of operations.

WE ARE DEPENDENT ON SELLING CERTAIN OF OUR PRODUCTS IN INTERNATIONAL MARKETS

     Cardiac Pathways currently sells its Chilli Cooled Ablation Catheters, Radii-T mapping and ablation catheters, Trio/Ensemble diagnostic catheters and RPM Tracking System Products through distributors in Europe and Japan. All sales of our products to date have been denominated in U.S. dollars. Changes in overseas economic conditions, currency exchange rates, foreign tax laws, or tariffs or other trade regulations could have a material adverse effect on our ability to market our products internationally and therefore on our business, financial condition and results of operations.

WE RELY ON MAJOR DISTRIBUTORS

     Cardiac Pathways currently relies upon international distributors of specialty cardiovascular products to market and sell its products. A large percentage of our revenues are derived from sales to our Japanese distributor, Japan Lifeline, Inc. Sales to Japan Lifeline accounted for 49%, 52% and 80%, of our net sales in fiscal 2000, 1999 and 1998, respectively. International sales accounted for 63%, 78% and 87% of our net sales in fiscal 2000, 1999 and 1998, respectively. Cardiac Pathways anticipates that Japan Lifeline will continue to account for a significant percentage of its net sales for at least the balance of fiscal 2001. Cardiac Pathways also relies on three distributors in Europe for a significant portion of its revenues. Ela Medical S.A. (Ela) covers the territory of France, Italy, Greece, Turkey, Israel, Belgium and Switzerland. Curative EP (Curative) GmbH is Cardiac Pathways' distributor in Germany, while Izasa S.A. (Izasa) distributes for Cardiac Pathways in Spain, Canary Islands and Portugal. The distributor agreement for Japan Lifeline, covering Japan, expires in May 2001. The Ela distributor agreement expires in June 2003. The distributor agreements for Curative and Izasa both expire in June 2002. If our sales to any of our international distributors decline, we would experience a material decline in revenues. Even if Cardiac Pathways is successful in selling its products through new international distributors, the rate of growth of our net sales could be materially and adversely affected if its current international distributors do not continue to sell a substantial number of its products. If Cardiac Pathways' sales to its current international distributors decline, Cardiac Pathways cannot be certain that it will be able to attract additional distributors that can market its products effectively or can provide timely and cost-effective customer support and service. None of Cardiac Pathways' international distributors are obligated to sell its products after its agreement with Cardiac Pathways has expired. Further, Cardiac Pathways cannot be certain that its current international distributors will continue to represent its products or that they will continue to devote a sufficient amount of effort and resources to selling Cardiac Pathways' products.

WE WILL NEED TO DEVELOP STRATEGIC RELATIONSHIPS WITH THIRD PARTIES TO EXECUTE ON OUR BUSINESS PLAN

     We intend to pursue strategic relationships with corporations and research institutions with respect to the research, development, international regulatory approval, manufacturing and marketing of our products. There can be no assurance that we will be successful in establishing or maintaining any such relationships or that any such relationship will be successful.

WE RELY ON SOLE SOURCE SUPPLIERS

     A number of components for our catheters and our RPM Tracking System products are provided by sole source suppliers. For components such as molded plastics and ultrasound transducers, there are relatively few alternative sources of supply, and establishing additional or replacement vendors for such components could not be accomplished quickly. For some components such as saline tubing sets and distal tip wiring assemblies, there is currently a long lead-time between purchases and the receipt of shipments. For those components from a single source, the vendor's inability to supply such components in a timely manner could have a material adverse effect on our ability to manufacture the RPM Tracking System and other diagnostic and ablation catheters and therefore on its business, financial condition and marketing efforts.

WE HAVE LIMITED MANUFACTURING EXPERIENCE

     We have limited experience manufacturing our products in the volumes that will be necessary for us to achieve significant commercial sales, and there can be no assurance that reliable, high volume manufacturing capacity can be established or maintained at commercially reasonable costs. Cardiac Pathways needs to expend significant capital resources and develop manufacturing expertise to establish large scale manufacturing capabilities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply shortages, shortages of qualified personnel, compliance with FDA regulations, and the need for further FDA approval of new manufacturing processes. In addition, Cardiac Pathways believes that substantial cost reductions in its manufacturing operations will be required for it to commercialize its catheters and systems on a profitable basis. Any inability of Cardiac Pathways to establish and maintain large scale manufacturing capabilities would have a material adverse effect on its business, financial condition and results of operations.

IF WE LOSE OUR LICENSE TO MANUFACTURE MEDICAL DEVICES IT MAY HARM OUR BUSINESS

     Our manufacturing facilities are subject to periodic inspection by regulatory authorities, and our operations must undergo Quality System Regulations (QSR) compliance inspections conducted by the FDA. Cardiac Pathways is required to comply with QSR in order to produce products for sale in the United States and with ISO9001/EN46001 standards in order to produce products for sale in Europe. Any failure of Cardiac Pathways to comply with QSR or ISO9001/EN46001 standards may result in Cardiac Pathways being required to take corrective actions, such as modification of its policies and procedures. Cardiac Pathways has been granted by the State of California the required license to manufacture medical devices. If Cardiac Pathways is unable to maintain such a license, it would be unable to manufacture or ship any product, and such inability would have a material adverse effect on Cardiac Pathways' business, financial condition and results of operations.

OUR PATENT POSITION IS UNCERTAIN AND OUR SUCCESS DEPENDS ON OUR PROPRIETARY
RIGHTS

     Our success will depend in part on our ability to obtain patent and copyright protection for our products and processes, to preserve our trade secrets and to operate without infringing or violating the proprietary rights of third parties. The patent positions of medical device companies, including those of Cardiac Pathways, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application either can be denied or significantly reduced before or after the patent is issued. Consequently, there can be no assurance that:

     - any patents from pending patent applications or from any future patent application will be issued,

     - the scope of any patent protection will exclude competitors or provide competitive advantages to Cardiac Pathways, or

     - any of Cardiac Pathways' patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by us.

     In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, modify, use or sell our products either in the United States or in international markets. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to Cardiac Pathways, may also be necessary to enforce patent or other intellectual property rights of Cardiac Pathways or to determine the scope and validity of other parties' proprietary rights. There can be no assurance that Cardiac Pathways will have the financial resources to defend its patents from infringement or claims of invalidity.

     Cardiac Pathways currently holds issued and allowed patents and has pending patents and applications covering a number of fundamental aspects of the Chilli Cooled Ablation System, RPM Tracking System and other products. We currently hold 65 United States issued patents and 4 foreign issued patents. We hold exclusive field-of-use license on 26 United States issued patents. In addition, we have 6 United States pending patent applications, of which two are licensed. We have also filed or licensed 22 corresponding foreign patent applications that are currently pending in Europe and/or Japan.

IF OTHERS SUCCESSFULLY ASSERT THEIR PROPRIETARY RIGHTS AGAINST US, WE MAY BE PRECLUDED FROM MAKING OR SELLING OUR PRODUCTS

     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that we will not become subject to patent infringement claims or litigation in a court of law, or interference proceedings declared by the United States Patent and Trademark Office (Patent and Trademark Office) to determine the priority of inventions or an opposition to a patent grant in a foreign jurisdiction. The defense and prosecution of intellectual property suits, Patent and Trademark Office interference or opposition proceedings and related legal and administrative proceedings are both costly and time-consuming. Any litigation, opposition or interference proceedings will result in substantial expense to Cardiac Pathways and significant diversion of effort by our technical and management personnel. An adverse determination in litigation or interference proceedings to which Cardiac Pathways may become a party could:

     - subject Cardiac Pathways to significant liabilities to third parties,

     - require disputed rights to be licensed from third parties, or

     - require Cardiac Pathways to cease using such technology.

     Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses from others would be available to us on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling its products, which would have a material adverse effect on our business, financial condition and results of operations.

     Cardiac Pathways is aware of patents owned or licensed by others and relating to cardiac catheters and cardiac monitoring. Enhancements of our products are still in the design and pre-clinical testing phase. Depending on the ultimate design specifications and results of pre-clinical testing of these enhancements, there can be no assurance that we would be able to obtain a license to such parties' patents or that a court would find that such patents are either not infringed by our enhancements or that our patents are invalid. Further, there can be no assurance that owners or licensees of these patents will not attempt to enforce their patent rights against Cardiac Pathways in a patent infringement suit or other legal proceeding, regardless of the likely outcome of such suit or proceeding.

WE FACE INTENSE COMPETITION

     At present, Cardiac Pathways considers its primary competition to be companies involved in current, more established therapies for the treatment of ventricular tachycardia and atrial fibrillation, including drugs, external electrical cardioversion and defibrillation, implantable defibrillators, ablation accompanied by pacemaker implantation and open-heart surgery. In addition, several competitors are also developing new approaches and new products for the treatment and mapping of ventricular tachycardia and other arrythmias, including ablation systems using ultrasound, microwave, laser and cryoablation technologies and mapping systems using contact mapping, single-point spatial mapping and non-contact, multisite electrical mapping technologies.

     Many of our competitors have an established presence in the field of interventional cardiology and electrophysiology, including:

     - Boston Scientific Corporation,

     - C.R. Bard, Inc.,

     - Johnson and Johnson,

     - St. Jude Medical,

     - Medtronic, Inc., and

     - Endocardial Solutions, Inc.

     Many competitors have substantially greater financial and other resources than Cardiac Pathways, including larger research and development staffs, more experience, capabilities in conducting research and development activities, testing products in clinical trials, obtaining regulatory approvals and manufacturing, marketing and distributing products. There can be no assurance that we will succeed in developing and marketing technologies and products that are more clinically efficacious and cost effective than the more established treatments or the new approaches and products developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that are available prior to our competitors' products. The failure of Cardiac Pathways to demonstrate the efficacy and cost effective advantages of its products over those of its competitors or the failure to develop new technologies and products before its competitors, could have a material adverse effect on Cardiac Pathways' business, financial condition and results of operations.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION

  United States

     The design, pre-clinical and clinical testing, manufacture, labeling, sale, distribution and promotion of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant Pre-Market Approval (PMA) clearance or PMA approval for devices, withdrawal of marketing authorization, a recommendation by the FDA that Cardiac Pathways not be permitted to enter into government contracts and/or criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by Cardiac Pathways.

     Before a new device can be introduced into the market, a manufacturer must generally obtain marketing clearance through a premarket notification under
Section 510(k) of the Federal Food, Drug and Cosmetic Act (FDA Act) or an approval of a PMA application under Section 515 of the FDC Act. Commercial distribution of a device for which a 510(k) clearance is required can begin only after the FDA issues an order finding the device to be "substantially equivalent" to a predicate device. If Cardiac Pathways cannot establish that a proposed device is substantially equivalent to a legally marketed predicate device, Cardiac Pathways must seek premarket approval of the proposed device from the FDA through the submission of a PMA application.

     Cardiac Pathways will be required to make a new 510(k) submission for any device that is cleared through the 510(k) process if it modifies or enhances the device in a manner that could significantly affect safety or effectiveness, or if those changes constitute a major modification in the intended use of the device. If Cardiac Pathways cannot establish that a proposed device is substantially equivalent to a legally marketed predicate device, it must seek premarket approval of the proposed device from the FDA through the submission of a PMA application. There can be no assurance that the FDA will act favorably or quickly on any of our PMA applications. Significant difficulties and costs may be encountered by Cardiac Pathways in its efforts to obtain FDA clearance that could delay or preclude us from selling its products in the United States. Furthermore, there can be no assurance that the FDA will not request additional data or require that Cardiac Pathways conduct further clinical studies, causing us to incur substantial cost and delay. In addition, there can be no assurance that the FDA will not impose strict labeling requirements, onerous operator training requirements or other requirements as a condition of its PMA approval, any of which could limit our ability to market our systems. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission (FTC). FDA enforcement policy strictly prohibits the marketing of FDA cleared or approved medical devices for unapproved uses. Further, if a company wishes to modify a product after FDA approval of a PMA, including changes in indications or other modifications that could affect safety or efficacy, additional clearances or approvals will be required from the FDA. Failure to receive or delays in receipt of FDA clearances or approvals, including the need for additional clinical trials or data as a prerequisite to clearance or approval, or any FDA conditions that limit the ability of Cardiac Pathways to market its systems, could have a material adverse effect on our business, financial condition and results of operations.

  International

     The European Union has promulgated rules which require that medical products distributed after June 14, 1998 bear the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Quality system certification is one of the CE mark requirements. Cardiac Pathways has received ISO9001/EN46001 certification by its ISO Certification Registrar, one of the CE mark certification prerequisites, for its manufacturing facility in Sunnyvale, California. Furthermore, in January 1998, Cardiac Pathways received the right to affix the CE mark to its Arrhythmia Mapping System and Chilli Cooled Ablation System. In April 1998, Cardiac Pathways received the right to affix the CE mark to its Radii catheters. In July 1998, we received the right to affix the CE mark to our Trio/Ensemble catheters. In April 2000, Cardiac Pathways received CE mark certification for the RPM tracking system, and for our Chilli Cooled Ablation Catheters incorporating Real-time Position Management navigation technology. While Cardiac Pathways intends to satisfy the requisite policies and procedures that will permit it to receive the CE Mark Certification for other products, there can be no assurance that we will be successful in meeting the European certification requirements and failure to receive the right to affix the CE mark will prohibit us from selling these and other products in member countries of the European Union.

     The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA approval, and the requirements may differ. Export sales of medical devices that have not received FDA marketing authorization are subject to FDA export requirements. In accordance with the FDA Export Reform & Enforcement Act of 1996, such devices may be exported to any country provided that the device meets a number of criteria including marketing authorization in one of the "Tier I" countries identified in that Act. If the device has no marketing authorization in a Tier I country, and is intended for marketing, it may be necessary to obtain approval from the FDA to export the device. In order to obtain export approval, Cardiac Pathways may be required to provide the FDA with documentation from the medical device regulatory authority of the country in which the study is to be conducted or the purchaser is located, stating that the device has the approval of the country. In addition, the FDA must find that the exportation of the device is not contrary to the public health and safety of the country in order for Cardiac Pathways to obtain the permit. We currently have marketing authorization in one or more Tier I countries for all our clinically used products. The RPM Tracking System products are currently undergoing the process and clinical trials necessary to obtain regulatory approvals in Japan.

WE FACE UNCERTAINTY OVER REIMBURSEMENT AND HEALTHCARE REFORM

     In the United States, health care providers, including hospitals and physicians, that purchase medical products for treatment of their patients, generally rely on third party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using these products. Our success will depend upon, among other things, the ability of health care providers to obtain satisfactory reimbursement from third party payors for medical procedures in which our products are used. Third party payors may deny reimbursement if they determine that a prescribed device has not received appropriate regulatory clearances or approvals, is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate. Third party reimbursement is generally provided on the basis of the procedure's diagnosis-related group (DRG) code as established by the United States Healthcare Financing Administration (HCFA). The failure of the procedures in which our products are used or an insufficient level of reimbursements for such procedures would have a material adverse effect on our business, financial condition and results of operations. In addition, medical equipment reimbursements have been mandated by statute to be reduced in the past, and there can be no assurance that any such reimbursements with respect to Cardiac Pathways' products will be adequate or provided at all. Failure by hospitals and other users of our products to obtain reimbursement from third party payors, or changes in government and private third party payors' policies toward reimbursement for procedures employing our products, would have a material adverse effect on Cardiac Pathways' business, financial condition and results of operations. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on Cardiac Pathways.

     Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country by country basis. Many international markets have government managed health care systems that control reimbursement for new products and procedures. In most markets, there are private insurance systems as well as government managed systems. Market acceptance of our products will depend on the availability and level of reimbursement in international markets targeted by Cardiac Pathways. There can be no assurance that we will obtain reimbursement in any country within a particular time, for a particular amount, or at all.

     Regardless of the type of reimbursement system, we believes that physician advocacy of our products will be required to obtain reimbursement. Cardiac Pathways believes that less invasive procedures generally provide less costly overall therapies as compared to conventional drug, surgery and other treatments. In addition, Cardiac Pathways believes that treatment with its products will be more efficacious than currently available therapies. Cardiac Pathways anticipates that hospital administrators and physicians would justify the use of its products by the attendant cost savings and clinical benefits that Cardiac Pathways believes would be derived from the use of its products. However, there can be no assurance that this will be the case. There can be no assurance that reimbursement for our products will be available in the United States or in international markets under either government or private reimbursement systems, or that physicians will support and advocate reimbursement procedures using the Cardiac Pathways' products.

WE FACE PRODUCT LIABILITY RISKS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE INSURANCE

     The development, manufacture and sale of medical products entail significant risk of product liability claims and product failure claims. Cardiac Pathways has only limited commercial sales to date and does not yet have, and will not have for a number of years, sufficient clinical data to allow us to measure the risk of such claims with respect to its products. Cardiac Pathways faces an inherent business risk of financial exposure to product liability claims in the event that the use of its products results in personal injury or death. Cardiac Pathways also faces the possibility that defects in the design or manufacture of its products might necessitate a product recall. There can be no assurance that we will not experience losses due to product liability claims or recalls in the future. In addition, we will require increased product liability coverage if any of our potential products are successfully commercialized. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against Cardiac Pathways regardless of their merit or eventual outcome could have a material adverse effect upon our business, financial condition and results of operations.

WE RELY ON A CONTINUOUS POWER SUPPLY TO CONDUCT OUR OPERATIONS, AND CALIFORNIA'S CURRENT ENERGY CRISIS COULD DISRUPT OUR OPERATIONS AND INCREASE OUR EXPENSES

     California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for the State of California fall below 1.5%, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout California. We currently do not have backup generators or alternate sources of power in the event of a blackout, and our current insurance does not provide coverage for any damages we or our customers may suffer as a result of any interruption in our power supply. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our facilities. Any such interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

WE DEPEND ON KEY PERSONNEL AND MUST CONTINUE TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

     Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified scientific, technical, clinical, regulatory and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we can retain such personnel or that we can attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future, including key sales and marketing personnel. The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect upon our business, financial condition and results of operations.

OUR MANAGEMENT TEAM IS NEW TO CARDIAC PATHWAYS

     Cardiac Pathways' management has recently gone through a significant restructuring. Our new President and Chief Executive Officer, Thomas M. Prescott, joined Cardiac Pathways in May 1999. In addition, our Chief Financial Officer and Vice President, Sales each joined Cardiac Pathways in January 2000. We also hired a new Vice President of Human Resources who joined us in July 2000 and a new Vice President, Operations who joined us in December 2000. There can be no assurance that these newly hired officers of Cardiac Pathways will be able to operate effectively with that portion of the management team that was retained.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO EXPAND OUR MANUFACTURING AND MARKETING EFFORTS

     In order to manufacture and market its products in commercial quantities, Cardiac Pathways believes that it will be required to expand its operations, particularly in the areas of manufacturing and sales and marketing and, in connection therewith, to have new personnel to work in these areas. There can be no assurance that our officers and sales and marketing personnel will be able to build a successful sales force or that they will be able to operate effectively with the existing management team. As Cardiac Pathways expands its operations in these areas, such expansion will likely result in new and increased responsibilities for management personnel and place significant strain upon our management, operating and financial systems and resources. To accommodate any such growth and compete effectively, Cardiac Pathways will be required to implement and improve information systems, procedures, and controls, and to expand, train, motivate and manage its work force. Any failure to implement and improve our operational, financial and management systems or to expand, train, motivate or manage employees as required by future growth, if any, could have a material adverse effect on our business, financial condition and results of operations.

OUR STOCK PRICE IS HIGHLY VOLATILE

     The market price of shares of our common stock, like that of the common stock of many medical product and technology companies, has in the past been, and is likely in the future to continue to be highly volatile. Factors that have a significant effect on the market price of our common stock include:

     - fluctuations in our operating results,

     - the fact that our common stock is thinly traded,

     - the proportion of ownership between common stockholders and Series B Convertible Preferred stockholders,

     - announcements of technological innovations or new commercial products by Cardiac Pathways or competitors,

     - government regulation,

     - changes in the current structure of the health care financing and payment systems,

     - developments in or disputes regarding patent or other proprietary rights,

     - release of reports by securities analysts and changes in securities analysts recommendations,

     - economic and other external factors, and

     - general market conditions.

     Moreover, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for medical products and high technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to Cardiac Pathways. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition. Any adverse determination in such litigation could also subject Cardiac Pathways to significant liabilities.

OUR COMMON STOCK MAY BE DELISTED FROM THE NASDAQ NATIONAL STOCK MARKET

     Our common stock currently trades on the Nasdaq National Stock Market. During the third quarter of fiscal 2001, Cardiac Pathways was advised that the incremental dividend, redemption and liquidation preference features of the Series B preferred stock cause a presumption that the stock is mandatorily redeemable for financial reporting purposes. In response, Cardiac Pathways restated its financial statements for the year ended June 30, 2000 and for the subsequent interim periods to exclude the Series B preferred stock from total stockholders' equity. As a result of this reclassification, Cardiac Pathways has fallen out of compliance with the $4 million net tangible assets continued listing requirement of the Nasdaq National Market. Cardiac Pathways has advised Nasdaq of its plan and timetable for regaining compliance with the continued listing requirements. Cardiac Pathways has until May 21, 2001 to comply with the continued listing requirements.

     Since January 2001, Cardiac Pathways has been working with counsel, its independent auditors and the SEC to determine how to modify the terms of the Series B preferred stock to ensure that the stock is no longer characterized as mandatorily redeemable under generally accepted accounting principles. Once Cardiac Pathways has defined the appropriate modifications acceptable to the accounting authorities and has determined that the Series B preferred stockholders are amenable to the revised terms, Cardiac Pathways will reclassify the Series B preferred stock back to stockholders' equity. Once reclassified,

Cardiac Pathways should regain compliance with the Nasdaq National Market continued listing requirements.

     If Cardiac Pathways is unable to modify the terms of the Series B preferred stock in a manner acceptable to the accounting authorities and the Series B preferred stockholders, we may not be able to reclassify the Series B preferred stock as stockholders' equity. Absent reclassification, Cardiac Pathways will continue to fail the $4 million net tangible assets continued listing requirement of the Nasdaq National Stock Market and, as a result, our common stock may be delisted.

     In addition, on April 24, 2001, the staff of the Nasdaq National Market advised us that, based upon out of date publicly available information, we have failed to maintain a minimum market value of public float of $5 million over the last 30 consecutive trading days. We have until July 23, 2001 to comply with the $5 million public float requirement. We believe that we currently comply with Nasdaq's public float requirements, and intend to provide updated information to Nasdaq which demonstrates compliance.

     If our common stock is delisted from the Nasdaq National Market, the trading, if any, in our securities would be conducted in the OTC Bulletin Board or the "pink sheets," where stocks are often lightly traded or not traded at all on any given day. Any reduction in our liquidity or active interest on the part of investors in our common stock could have a negative impact on our stockholders, either because of reduced market prices or a lack of a regular, active trading market for our common stock. If our common stock is delisted from Nasdaq, an investor might find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our securities. Additionally, delisting of our common stock could hinder our ability to raise capital in the future.

OUR COMMON STOCK MAY BE SUBJECT TO ADDITIONAL REGULATION IF IT IS DELISTED FROM THE NASDAQ NATIONAL STOCK MARKET

     SEC rules require broker-dealers to provide certain information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or authorized for quotation on Nasdaq. These rules require broker-dealers to deliver a standard risk disclosure document that provides information about such stocks and the nature and level of risk in the market for such stocks. Broker-dealers must also disclose to prospective purchasers of such stocks bid and offer quotations and broker-dealer and salesperson transaction-related compensation information, either orally or in writing prior to effecting a transaction in the stock and again, in writing, prior to or with the requisite confirmation. Finally, broker-dealers generally must make a special written determination that the stock in question is a suitable investment for the prospective purchaser and receive the prospective purchaser's written consent to the transaction before consummating the proposed transaction.

     If our common stock is delisted from the Nasdaq National Stock Market and becomes subject to the regulations described above, these regulations may lead to a reduction in trading activity in our common stock and make it more difficult for investors to dispose of their stock.

HOLDERS OF OUR SERIES B PREFERRED STOCK ARE ENTITLED TO SIGNIFICANT RIGHTS AND PREFERENCES

     Cardiac Pathways has 27,250 shares of Series B Convertible Preferred Stock outstanding which are convertible, at the option of the holder, into 5.94 million shares of our common stock. The holders of Series B Convertible Preferred Stock are currently entitled to significant rights, preferences and privileges over holders of common stock including the right to a preferential cumulative dividend, to certain redemption rights and to a substantial liquidation payment preference over our common stock which is also payable upon any transaction or series of transactions (including, without limitation, any merger, reorganization or consolidation) involving a transfer of 50% or more of the outstanding voting power of Cardiac Pathways.

     The holders of Series B Convertible Preferred Stock are also entitled to certain registration rights and enjoy certain protective rights in that their consent is required to effect certain corporate transactions including, but not limited to, amending our certificate of incorporation or by-laws, issuing common or preferred stock, declaring dividends or selling all or substantially all of our stock or assets. It is likely that the preferences and rights enjoyed by the holders of Series B Convertible Preferred Stock has a negative impact the market price of the common stock of Cardiac Pathways. Also, if these holders, by converting their Series B Convertible Preferred Stock into common stock and then exercising their registration rights, cause a large number of securities to be registered and sold in the public market, such sales could materially and adversely affect the market price for Cardiac Pathways' common stock. In addition, if we were to include in a registration statement shares held by these holders pursuant to the exercise of their registration rights, such sales may impede our ability to raise needed capital. For a more complete description of the rights, preferences and privileges attaching to the Series B Convertible Preferred Stock refer to the section of our Annual Report on Form 10-K/A for the year ended June 30, 2000, which is incorporated herein by reference, entitled "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters."

THE HOLDERS OF OUR SERIES B PREFERRED STOCK EXERCISE SIGNIFICANT INFLUENCE OVER
US

     The holders of Series B Convertible Preferred Stock beneficially own an aggregate of approximately 54.2% of the outstanding voting stock of Cardiac Pathways and are entitled to elect three of five directors to Cardiac Pathways' Board of Directors. These stockholders, if acting together, will be able to significantly influence all matters requiring approval of either the Board of Directors or the stockholders of Cardiac Pathways, including the approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders.

THE SALE OR AVAILABILITY FOR SALE OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK COULD CAUSE A DECLINE IN THE MARKET PRICE OF OUR COMMON STOCK, EVEN IF OUR BUSINESS IS DOING WELL

     Sales of substantial amounts of our common stock in the public market or the perception that these sales could occur could cause a decline in the market price of our common stock, especially given the thin trading volume of our publicly held common stock, and could impair our future ability to raise capital through offerings of our common stock. Upon the closing of our private placement financing, which occurred on December 26, 2000, Cardiac Pathways had outstanding an aggregate of 9,000,852 shares of common stock. Of these outstanding shares, 2,142,029 are currently publicly held and 5,858,823 shares may be sold pursuant to this prospectus and upon such sale will be freely tradable without restriction or further registration, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. The availability for sale of such shares could materially and adversely affect the market price of our common stock.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     We have made forward looking statements in this prospectus that are subject to risks and uncertainties. Forward looking statements include information concerning possible or assumed future results of operations of Cardiac Pathways. Also, when we use such words as "intends," "believes," "expects," "anticipates," "plans" or similar expressions, we are making forward looking statements. You should note that an investment in our securities involves risks and uncertainties that could affect future financial results. Our actual results could differ materially from those anticipated in these forward looking statements as a result of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     Cardiac Pathways will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered by this prospectus will be for the account of the selling stockholders, as described below.

                              SELLING STOCKHOLDERS

     The following table sets forth, to our knowledge, the names of each of the selling stockholders, the number of Common Equivalent Shares that each selling stockholder owns, the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus and the number of Common Equivalent Shares to be held by each selling stockholder assuming the sale of all the common stock offered hereby.

     The selling stockholders are certain stockholders who are entitled to registration rights. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                                                   COMMON EQUIVALENT
                                                  SHARES BENEFICIALLY                        COMMON EQUIVALENT
                                                     OWNED PRIOR TO                         SHARES BENEFICIALLY
                                                      OFFERING(1)           NUMBER OF       OWNED AFTER OFFERING
                                                 ----------------------    SHARES BEING    ----------------------
          NAME OF SELLING STOCKHOLDER             NUMBER     PERCENT(2)     OFFERED(3)      NUMBER     PERCENT(2)
          ---------------------------            ---------   ----------    ------------    ---------   ----------
Van Wagoner Funds..............................  4,714,312      31.6%       3,529,412      1,184,900       7.9%
Bank of America Ventures(4)....................  2,798,755      18.7%         500,000      2,210,520      14.8%
BA Venture Partners V..........................    415,235       2.8%          88,235        327,000       2.2%
State of Wisconsin Investment Board............  2,260,315      15.1%         588,235      1,672,080      11.2%
Special Situations Private Equity Fund,
  L.P. ........................................    582,888       3.9%         470,588        112,300         *
Morgan Stanley Venture Partners III, L.P.(5)...  2,790,035      18.7%         516,062      2,201,800      14.7%
Morgan Stanley Venture Investors III, L.P. ....    231,363       1.5%          49,551        183,556       1.2%
The Morgan Stanley Venture Partners
  Entrepreneur Fund, L.P. .....................    105,680         *           22,622         83,930         *
Faria Fund Ltd. ...............................     47,059         *           47,059              0         *
Trellis Health Ventures, L.P. .................    132,529         *           23,529        109,000         *
Fogarty Family Revocable Trust.................    132,529         *           23,529        109,000         *

-------------------------
 *  Less than 1%

(1) The share capital of Cardiac Pathways consists of (i) common stock, 9,000,852 shares of which were outstanding as of December 21, 2000, (ii) Series B Convertible Preferred Stock, 27,250 shares of which were outstanding as of December 21, 2000, (iii) 14,628 shares of common stock and 300 shares of Series B Convertible Preferred Stock subject to outstanding warrants to purchase such shares, (iv) Preferred Share Purchase Rights. Each share of Series B Convertible Preferred Stock is convertible into 218 shares of common stock and entitles the holder thereof to a number of votes, on all matters which properly come before the stockholders of Cardiac Pathways, equal to the number of shares of common stock issuable on conversion of the shares of Series B Convertible Preferred Stock held by such holder. For the purposes of this table, the term "Common Equivalent Shares" shall refer to shares of common stock and shares of Series B Convertible Preferred Stock on an as converted basis.

(2) Based on 14,941,352 Common Equivalent Shares outstanding as of December 21, 2000 (consisting of 9,000,852 shares of common stock and 27,250 shares of Series B Convertible Preferred Stock convertible into 5,940,500 shares of common stock).

(3) Shares being offered consist solely of common stock of Cardiac Pathways.

(4) Includes 88,235 shares of common stock and 1,500 shares of Series B Convertible Preferred Stock (convertible into 327,000 shares of common stock) held by BA Venture Partners V (one of the selling stockholders), an affiliate of Bank of America Ventures. Bank of America Ventures has nominated Mark J. Brooks and Anchie V. Kuo M.D. as members of the Cardiac Pathways Board of Directors. Each has served as a member of the Cardiac Pathways Board of Directors since July 1999. Mr. Brooks is a general partner and managing director of BA Venture Partners. Bank of America Ventures and BA Venture Partners V are affiliates of Bank America Securities LLC, a registered broker-dealer.

(5) Includes (i) 834 shares of Series B Convertible Preferred Stock (convertible into 181,812 shares of common stock) and 49,551 shares of common stock held by Morgan Stanley Venture Investors III, L.P. (one of the selling stockholders), (ii) 381 shares of Series B Convertible Preferred Stock (convertible into 83,058 shares of common stock) and 22,622 shares of common stock held by The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (one of the selling stockholders), and (iii) 100 shares of Series B Convertible Preferred Stock (convertible into 21,800 shares of common stock) held by Morgan Stanley Dean Witter Equity Funding, Inc. each of which are affiliates of Morgan Stanley Venture Partners III, L.P. Morgan Stanley Venture Partners has nominated M. Fazle Husain as a member of the Cardiac Pathways Board of Directors. He has served as a member of the Cardiac Pathways Board of Directors since July 1999. Mr. Husain is a principal of Morgan Stanley Dean Witter & Co. and a managing member and/or general partner of various investment funds affiliated with Morgan Stanley Venture Partners. Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. are affiliates of Morgan Stanley Dean Witter & Co., a registered broker-dealer.

                              PLAN OF DISTRIBUTION

     On November 7, 2000, we entered into a common stock purchase agreement with the selling stockholders pursuant to which we sold 5,858,823 shares of our common stock at a purchase price of $4.25 per share. Pursuant to that sale, we agreed to register the shares under the Securities Act for resale to the public. Under a registration rights agreement between Cardiac Pathways and the selling stockholders, we must use best efforts to cause this registration statement to be declared effective by the Securities and Exchange Commission as soon as practicable and to keep this registration statement, or a replacement, continuously effective under the Securities Act until the earlier of: (i) two years from the effective date of this prospectus, subject to extension in some circumstances, (ii) such time as all of the shares offered by this prospectus may be sold by the selling stockholders within a three month period without volume limitation pursuant to Rule 144 of the Securities Act, or (iii) such time as the selling stockholders have sold all shares offered by this prospectus or a replacement prospectus.

     The sale of all or a portion of the shares of common stock offered hereby by the selling stockholders may be effected from time to time at prevailing market prices at the time of such sales, at prices related to such prevailing prices, at fixed prices that may be changed or at negotiated prices. The selling stockholders may effect such transactions by selling directly to purchasers in negotiated transactions, to dealers acting as principals or through one or more brokers, or any combination of these methods of sale. In addition, shares may be transferred in connection with the settlement of call options, short sales or similar transactions that may be effected by the selling stockholders. Dealers or brokers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. The selling stockholders and any brokers or dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such brokers or dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Cardiac Pathways and the selling stockholders may agree to indemnify such brokers or dealers against certain liabilities, including liabilities under the Securities Act.

     To the extent required under the Securities Act or the rules of the Securities and Exchange Commission, a supplemental prospectus will be filed, disclosing (i) the name of any such brokers or dealers, (ii) the number of shares involved, (iii) the price at which such shares are to be sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out in this prospectus, as supplemented, and (vi) other facts material to the transaction.

     There is no assurance that the selling stockholders will sell any or all of the shares of common stock offered hereby.

     We have agreed to pay the expenses incurred in connection with the registration of the shares of common stock offered hereby. The selling stockholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such shares.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon for Cardiac Pathways by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended June 30, 2000, as set forth in their report, which is also incorporated here in by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance upon Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     As required by Section 13(a) of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C., 20549, and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. Certain parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. You should review the registration statement and its exhibits and schedules for further information regarding Cardiac Pathways and the common stock offered hereby. This prospectus contains descriptions of some of our contracts and other documents. These descriptions are not complete. We encourage you to review the complete copies of these contracts and other documents that have been filed as exhibits to our reports and other information filed with the Securities and Exchange Commission pursuant to the Exchange Act or registration statements filed with the Securities and Exchange Commission pursuant to the Securities Act.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

          (1) Our Current Report on Form 8-K, filed with the SEC on April 26, 2001;

          (2) Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000;

          (3) Our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2000;

          (4) Our Current Report on Form 8-K, filed with the SEC on December 28, 2000;

          (5) Our Current Report on Form 8-K, filed with the SEC on November 8, 2000;

          (6) Our Annual Report on Form 10-K/A for the year ended June 30, 2000;

          (7) The description of our common stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and declared effective on June 12, 1996, including any amendments or reports filed for the purpose of updating such description; and

          (8) The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A, filed May 15, 1997 pursuant to
     Section 12 of the Exchange Act and declared effective on May 22, 1997, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                       Eldon Bullington
                       Chief Financial Officer
                       Cardiac Pathways Corporation
                       995 Benecia Avenue
                       Sunnyvale, California 94085
                       (408) 737-0505

     You should rely only on the information incorporated by reference or provided in this prospectus as it may be amended or supplemented. We have authorized no one to provide you with different information.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus as it may be amended or supplemented. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                                5,858,823 Shares

                                 [CARDIAC LOGO]

                          CARDIAC PATHWAYS CORPORATION

                                  Common Stock

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